AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO ALLOCATION OPTIONS

This Endorsement is part of your Contract and its provisions apply instead of any Contract provisions to the contrary.

This Endorsement amends Part II (“Investment Options”), Part III (“Contributions and Allocations”) and Part IV (“Transfers Among Investment Options”) of your Contract.

In this Endorsement “we”, “our” and “us” mean AXA Equitable Life Insurance Company, and “you” and “your” mean the Owner.

I.	Allocation Option Choices

Unless choice is limited by an optional benefit rider attached to your Contract, you may choose to allocate amounts among the Investment Options pursuant to [the Asset Allocation Option or the Custom Selection Option], as described in this Endorsement. You must give us allocation instructions that comply with the terms and conditions of this Endorsement. You may not allocate or transfer your Annuity Account Value other than as provided in the Allocation Option you choose. The Data Pages specify the Allocation Option that is applicable under your Contract and any restrictions on your choice of Allocation Options. We currently offer [the Asset Allocation Option] and [the Custom Selection Option]. You may request to change from one Allocation Option to another Allocation Option we make available to you by providing us a request in the form we require. We reserve the right to limit the number of Allocation Option changes you may request under your Contract.

[Amounts in the ATP Variable Investment Option are not subject to the terms and conditions of this Endorsement]

I. A. [Asset	Allocation Option]

You may allocate amounts among the [Variable] Investment Options and the applicable Special Dollar Cost Averaging Program under your Contract. [Any restrictions on amounts allocated to the Guaranteed Interest Option are shown in the Data Pages.] We may change the Investment Options available under [Asset Allocation Option] for Contributions and transfers. If such a change occurs, we will provide you advance written notice.

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I. B. [Custom	Selection Option]

You may allocate amounts among the [Variable] Investment Options and the applicable Special Dollar Cost Averaging Program under your Contract subject to the Investment Option maximums and minimums for each Investment Option Category as set forth in the Investment Option Allocation Table below (“Category Allocation Limits”). The Allocation Table also shows the limits on allocations to Investment Options within each Category (‘Investment Option Allocation Limits”). We refer to the Category Allocation Limits and the Investment Option Allocation Limits collectively as the “Allocation Limits.” The Investment Option Allocation Table below shows Allocation Limits as of your Contract Date. The current assignment of Investment Options to Investment Categories is specified in the Data Pages. We may change the Allocation Limits. If such a change occurs, we will provide you advance written notice. Any change in the Category Allocation Limits and any change in the Investment Option Allocation Limits will not affect your Contract unless you subsequently make an Investment Option transfer [or Contribution]. If such a change occurs, we may require that you revise your allocation instructions to comply with the change before we accept a transfer request [or Contribution]. Your Contract will be subject to changed Allocation Limits after such transfer [or Contribution]. [Any restrictions on amounts allocated to the Guaranteed Interest Option are shown in the Data Pages.] Parts II through IV of this Endorsement discuss the terms and conditions of [the Custom Selection Option]. We may change the Investment Options available under [Custom Selection Option] for Contributions and transfers. If such a change occurs, we will provide you advance written notice.

Investment Option Allocation Table

[Category 1 Fixed Income] ([5 ]funds)	[Category 2 Asset Allocation/Indexed] ([9] funds)	[Category 3 Core Diversified] ([22] funds)	[Category 4 Manager Select] ([19] funds)
Category Min = [30%*] Category Max = [100%] [* Required Minimum regardless of other fund selections.]	Category Min = [20%*] Category Max = [70%] [* Min required if funds selected from Cat 3 and/or 4]	Category Min = [None] Category Max = [50%]	Category Min = [None] Category Max = [25%]

Per Fund Max = [100%]	Per Fund Max = [70%]	Per Fund Max =[25%]	Per Fund Max = [15%]

Investment Option Fund Maximum Exceptions

Category	Investment Option Name	Max Allocation
Category 1	[EQ/Money Market]	[30%]
Category 2	[AXA Tactical Manager 2000 Portfolio]	[40%]
Category 2	[AXA Tactical Manager 400 Portfolio]	[40%]
Category 2	[AXA Tactical Manager 500 Portfolio]	[40%]
Category 2	[AXA Tactical Manager International]	[40%]
Category 3	[None]	[None]
Category 4	[None]	[None]

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II.	Contributions and Allocations

Contributions are allocated to the Investment Options based on the instructions we have on file for your Contract. Your allocation instructions must comply with the Allocation Limits in effect on the date we received your instructions or any request to change your instructions. If we change the Allocation Limits, we may require that any Contribution after such change be allocated in accordance with the current Allocation Limits. You may change your allocation instructions for Contributions by submitting a request to the Processing Office in a form we accept.

III.	Transfers

You may transfer among Investment Options within an Investment Option Category even though your Annuity Account Value in the Category on the Transaction Date of the transfer exceeds the applicable Category Allocation Limit; however, the transfer must comply with the applicable Investment Option Allocation Limit for each Investment Option to which Annuity Account Value is transferred. You may transfer between Investment Options in different Categories provided that (i) the transfer complies with the applicable Category Allocation Limit for each Investment Option Category to which Annuity Account Value is transferred, and (ii) the Annuity Account Value in the [Fixed Income and Asset Allocation/Indexed] Categor[(y)(ies)] is not reduced below any applicable required minimum for the [Fixed Income and Asset Allocation/Indexed] Categor[(y)(ies)] Allocation Limits as a result of the transfer. A transfer request does not automatically change your allocation for future Contributions and rebalancing. If you wish to change your allocation instructions on file, you must request a change that complies with the Investment Option Allocation Limitations described above, in the form we require.

IV.	Rebalancing

Rebalancing means that the Annuity Account Value in each Investment Option is reallocated in accordance with your allocation instructions on file with us.

Your Annuity Account Value will be rebalanced automatically every three months, which begins three months from your Contract Date. Rebalancing will occur on the same day of the month as your Contract Date. If that date is after the 28th of a month, rebalancing will occur on the first Business Day of the following month. If the date occurs on a date other than a Business Day, the rebalancing will occur on the next Business Day. Rebalancing for the last quarter of the Contract Year will occur on the Contract Date Anniversary.

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V.	Special Dollar Cost Averaging

The terms and conditions applicable to Special Dollar Cost Averaging are described in the applicable Special Dollar Cost Averaging Endorsement.

VI.	Termination of this Endorsement

We may terminate this Endorsement and the limitations provided under it at any time. If we terminate this Endorsement we will provide advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[		[

	Mark Pearson,		Karen Field Hazin, Vice President,
	Chairman of the Board and Chief Executive Officer]		Secretary and Associate General Counsel]

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